December 13, 2004

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Pediatric Services of America, Inc. Registration Statement on Form S-3
File No. – 333-115860

Ladies and Gentlemen:

Pursuant to the requirements of Rule 477 of the Securities Act of 1933, as amended, Pediatric Services of America, Inc. (the “Company”) hereby requests that the Commission consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-115860) filed on May 25, 2004 (the “Registration Statement”).

The Company is withdrawing the Registration Statement because it does not intend to conduct the offering of securities contemplated in the Registration Statement at this time. The Registration Statement has not been declared effective, and none of the Company’s securities were sold in connection with the offering previously contemplated to be made under the Registration Statement.

Please forward copies of the Order consenting to the withdrawal of the Registration Statement to the undersigned at Pediatric Services of America, Inc., 310 Technology Parkway, Norcross, GA 30092 and to Conrad Brooks, Esq., McKenna Long Aldridge & Norman LLP, 303 Peachtree Street, Suite 5300, Atlanta, GA 30308.

If you have any questions regarding this letter, please contact the undersigned or our counsel, Conrad Brooks, Esq. of McKenna Long Aldridge & Norman LLP at 404-527-4792.

Sincerely,

/s/ John R. Hamilton, III
John R. Hamilton, III
General Counsel